EXHIBIT 99.11

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Great Panther Silver Limited (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2013 (the “Annual Information Form”), and the Company’s Management Discussion and Analysis for the financial years ended December 31, 2013 and 2012 (the “MD&A”).

I, Robert F. Brown, P.Eng., hereby consent to:

•
the use of my name in connection with my involvement in the preparation of the technical reports entitled NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013 and dated November 26, 2013, and the NI43-101 Report on the El Horcon Project Mineral Resource Estimation for the Diamantillo, Diamantillo HW, Natividad, & San Guillermo Zones as of August 31st, 2013, and dated September 26, 2013 (the “Technical Reports”);

•	references to the Technical Reports, or portions thereof, in the Annual Information Form and the MD&A;

•	the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report and the MD&A.; and

•	my identification as a “qualified person” responsible for certain other disclosure of a technical or scientific nature in the Annual Information Form and the MD&A.

Dated the 7th day of March, 2014

/s/ Robert F. Brown
Robert F. Brown, P.Eng.